March 3, 2009

Mr. Frank Wyman
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Addendum to Comment Letter Dated October 7, 2008 File No. 001-33143

Dear Mr. Wyman:

Pursuant to our telephone call on January 15, 2009, we write to supplement our November 7, 2008 response to the comment letter dated October 7, 2008 from the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) and the Quarterly Report on Form 10-Q for the period ended March 31, 2008 (the “2008 Form 10-Q”) of AmTrust Financial Services, Inc. (“AmTrust” or the “Company”).

With respect to your questions regarding our responses to comments two and three, we set forth supplemental information below.  For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the comment letter.

Frank Wyman
Staff Accountant
March 3, 2009

2.	Form 10-K for Fiscal Year Ended December 31, 2007; Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Please refer to prior comment five.  We continue to believe that results of operations disclosures should be consistent with how you present revenues and expenses in your statement of income.  Please revise your disclosure here and in your discussion of segment results to discuss the reason for changes in each expense caption included in your aggregation of “Policy Acquisition Expense, Salaries and Benefits Expense and Other Insurance General and Administrative Expenses less Ceding Commission.”  If you also feel discussion and analysis of the aggregation of these amounts is necessary for investors to understand changes in your net expense ratio, you may present it as well.

Supplemental Response:

During our January 15, 2009 telephone conversation, we advised you that, in response to the Staff’s comment, we had revised our disclosure relating to Management Discussion and Analysis and segment results so that the Company’s disclosures in the Company’s Form 10-Q for the period ended September 30, 2008, filed on November 8, 2008 (the “3rd Quarter 10-Q”)  are consistent throughout the document including the Condensed Consolidated Income Statement, Segment Footnote and Management Discussion and Analysis. In the 3rd Quarter 10-Q, all references to “Acquisition costs and other underwriting expenses” are consistent.  Additionally, the Company added a footnote to the financial statements which breaks down acquisition costs and other underwriting expenses into policy acquisition expense, salaries and benefits and other general and administrative costs as required under Article 7 of Regulation S-X.  It was agreed that the revised disclosure, as we described it, resolved the Staff’s comment.  You requested that the Company provide the revised disclosure as part of this supplemental response.  It is set forth below.  The Company will continue to present “Acquisition costs and other underwriting expenses” in this format in future filings.

Frank Wyman
Staff Accountant
March 3, 2009

The following disclosures appeared in the Company’s 3rd Quarter 10-Q:

AmTrust Financial Services, Inc.
Condensed Consolidated Statements of Income
(Unaudited)
(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
Revenues:	2008	2007	2008	2007
Premium income:
Net premium written	$139,429	$(30,717)	$388,928	$293,424
Change in unearned premium	(47,096)	112,505	(83,237)	37,476
Net earned premium	92,333	81,788	305,691	330,900
Ceding commission - primarily related party (Note 13)	37,116	40,853	92,522	43,045
Commission and fee income	8,749	7,906	23,411	16,688
Net investment income	15,391	13,916	43,112	38,326
Net realized (loss) gain on investments	(45,885)	(2,074)	(53,240)	8,948
Other investment (loss) income on managed assets	—	(4,118)	(2,900)	(2,217)
Total revenues	107,704	138,271	408,596	435,690
Expenses:
Loss and loss adjustment expense	37,094	52,141	166,393	211,697
Acquisition costs and other underwriting expenses	53,549	49,623	149,572	115,356
Other	6,062	3,512	13,360	10,052
Total expenses	96,705	105,276	329,325	337,105
Operating income from continuing operations	10,999	32,995	79,271	98,585
Other income (expenses):
Foreign currency gain (loss)	515	(44)	659	75
Interest expense	(3,682)	(2,650)	(11,852)	(6,985)
Total other expenses	(3,167)	(2,694)	(11,193)	(6,910)
Income from continuing operations before provision for income taxes and minority interest	7,832	30,301	68,078	91,675
Provision for income taxes	(1,529)	9,985	13,004	26,584
Minority interest in net income of subsidiary	—	(4,118)	(2,900)	(2,217)
Net income	9,361	24,434	57,974	67,308

Frank Wyman
Staff Accountant
March 3, 2009

We inserted the footnote located on page 17 of the  3rd Quarter 10-Q:

8.	Acquisition Costs and Other Underwriting Expenses

The following table summarizes the components of acquisition costs and other underwriting expenses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Policy acquisition expenses	$32,216	$28,418	$73,215	$62,640
Salaries and benefits	17,902	12,913	47,548	31,846
Other insurance general and administrative expense	3,431	8,292	28,809	20,870
	$53,549	$49,623	$149,572	115,356

The segment footnote (for the three month period ended September 30, 2008 only) is included herein and is located on page 26 of the 3rd Quarter 10-Q:

16.	Segments

	Small commercial business	Specialty risk and extended warranty	Specialty middle-market property and casualty insurance	Corporate and other	Total
Three months ended September 30, 2008:
Gross premium written	$103,568	$130,316	$47,322	$—	$281,206

Net premium written	53,637	63,774	22,018	—	139,429
Change in unearned premium	(22,186)	(29,296)	4,386	—	(47,096)
Net earned premium	31,451	34,478	26,404	—	92,333

Ceding commission - primarily related party	19,513	8,162	9,441	—	37,116

Loss and loss adjustment expense	(13,215)	(8,535)	(15,344)	—	(37,094)
Acquisition costs and other underwriting expenses	(25,472)	(12,895)	(15,182)	—	(53,549)
	(38,687)	(21,430)	(30,526)	—	(90,643)

Underwriting income	12,277	21,210	5,319	—	38,806

Commission and fee income	2,205	4,727	—	1,817	8,749
Investment income, realized gain (loss) and income (loss) on managed assets	(14,306)	(10,439)	(5,749)	—	(30,494)
Other expenses	(2,362)	(2,651)	(1,049)	—	(6,062)
Interest expense	(1,382)	(1,772)	(528)	—	(3,682)
Foreign currency gain (loss)	—	515	—	—	515
Provision for income taxes	2,100	(1,115)	653	(109)	1,529
Minority interest in net income of subsidiary	—	—	—	—	—
Net income	$(1,468)	$10,475	$(1,354)	$1,708	$9,361

Frank Wyman
Staff Accountant
March 3, 2009

The Management Discussion and Analysis - Consolidated is included herein and is located on page 31 of the 3rd Quarter 10-Q:

Consolidated Results of Operations (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ amounts in thousands)	2008	2007	2008	2007
Gross premium written	$281,206	$193,262	$817,024	$592,954

Net premium written	$139,429	$(30,717)	$388,928	$293,424
Change in unearned premium	(47,096)	112,505	(83,237)	(37,476)
Net earned premium	92,333	81,788	305,691	330,900
Ceding commission - primarily related party	37,116	40,853	92,522	43,045
Commission and fee income	8,749	7,906	23,411	16,688
Net investment income	15,391	13,916	43,112	38,326
Net realized gains on investments	(45,885)	(2,074)	(53,240)	8,948
Other investment income on managed assets	-	(4,118)	(2,900)	(2,217)
Total revenue	107,704	138,271	408,596	435,690

Loss and loss adjustment expense	37,094	52,141	166,393	211,697
Acquisition costs and other underwriting expense	53,549	49,623	149,572	115,356
Other	6,062	3,512	13,360	10,052
	96,705	105,276	329,325	337,105
Operating income from continuing operations	10,999	32,995	79,271	98,585

Additionally, the narrative description of acquisition costs and other underwriting expense, located on pages 31 and 32 of the Form 10-Q are now consistent with the tabular presentation:

Acquisition Costs and Other Underwriting Expenses. Acquisition costs and other underwriting expenses increased $3.9 million or 7.9% from $49.6 million for the three months ended September 30, 2007 to $53.5 million for the three months ended September 30, 2008. The increase related primarily to higher salaries and benefits as a result of the acquisitions of UBI and AIIC as well as higher policy acquisition expenses. The expense ratio was 10.7% compared to 17.8% for the three months ended September 30, 2007 and 2008, respectively.

Acquisition Costs and Other Underwriting Expenses. Acquisition costs and other underwriting expenses increased $34.2 million or 29.6% from $115.4 million for the nine months ended September 30, 2007 to $149.6 million for the nine months ended September 30, 2008. The increase related primarily to higher salaries and benefits as a result of the acquisitions of UBI and AIIC as well as higher policy acquisition expenses. Nevertheless, the expense ratio decreased from 21.9% for the nine months ended September 30, 2007 to 18.7% for the nine months ended September 30, 2008.

Frank Wyman
Staff Accountant
March 3, 2009

Management Discussion and Analysis – Small Commercial Business Segment is included herein and is located on page 35 of the 3rd Quarter 10-Q:

Small Commercial Business Segment (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ amounts in thousands)	2008	2007	2008	2007
Gross premium written	$103,568	$67,377	$304,925	$235,479

Net premium written	53,637	65	145,383	152,991
Change in unearned premium	(22,186)	52,319	(24,995)	30,513
Net premium earned	31,451	52,384	120,388	183,504

Ceding commission revenue - primarily related party	19,513	18,167	49,690	20,359

Loss and loss adjustment expense	(13,215)	(31,516)	(62,554)	(111,809)
Acquisition costs and other underwriting expenses	(25,472)	(25,595)	(74,305)	(63,612)
	(38,687)	(57,111)	(136,859)	(175,421)
Net premiums earned less expenses included in combined ratio (Underwriting income)	$12,277	$13,440	$33,219	$28,442

Key Measures:
Net loss ratio	42.0%	60.2%	52.0%	61.0%
Net expense ratio	19.0%	14.2%	20.4%	23.6%
Net combined ratio	61.0%	74.3%	72.4%	84.5%

Reconciliation of net expense ratio:
Acquisition costs and other underwriting expenses	25,472	25,595	74,305	63,612
Less: ceding commission revenue - primarily related party	19,513	18,167	49,690	20,359
	5,959	7,428	24,615	43,253
Net premium earned	31,451	52,387	120,388	183,507
Net expense ratio	19.0%	14.2%	20.4%	23.6%

Additionally, the narrative description of acquisition costs and other underwriting expense for the segment, located on pages 36 and 37 of the 3rd Quarter 10-Q are now consistent with the tabular presentation:

Acquisition Costs and Other Underwriting Expenses. Acquisition costs and other underwriting expenses decreased $0.1 million or 0.4% from $25.6 million for the three months ended September 30, 2007 to $25.5 million for the three months ended September 30, 2008. The decrease related to a decline in other underwriting expenses.

Acquisition Costs and Other Underwriting Expenses. Acquisition costs and other underwriting expenses increased $10.7 million or 16.8% from $63.6 million for the three months ended September 30, 2007 to $74.3 million for the nine months ended September 30, 2008. The increase related to higher salary expense associated with the acquisitions of UBI and AIIC.

Frank Wyman
Staff Accountant
March 3, 2009

3.	Form 10-K for Fiscal Year Ended December 31, 2007; 2. Significant Accounting Policies Reinsurance, page F-10

Your response to prior comment seven did not explain your basis for recognizing $59.1 million as ceding commission income out of the $76.6 million of ceding commission received from Maiden.  Also, this accounting treatment appears to be inconsistent with your accounting policy for commissions on business ceded.  Please explain why you do not account for ceding commissions received from Maiden as a reduction of the related policy acquisition costs to be recognized through a reduction of the related policy acquisition costs to be recognized through a reduced amortization in future periods.  Also, provide a description of your reinsurance accounting policy that includes your proposed new disclosure.

Supplemental Response:

The Company entered into the Maiden Quota Share on July 1, 2007 by which Maiden assumes 40% of subject premium and 40% of associated subject losses. Included in the subject premium was approximately $106 million which represented the Company’s subject unearned premium exposure at June 30, 2007. For the six month period July 1, 2007 through December 31, 2007 the Company ceded $247.6 million (including the $106 million initial unearned premium transfer) to Maiden Insurance, approximately $110 million of which was earned and $137 million unearned as of December 31, 2007. For the subject period, the Company received a 31% ceding commission on the subject premium ceded to Maiden.  Thus, the Company had ceding commission revenue in the amount of approximately $76.6 million.  Of that amount, the Company recognized $59 million as income.  The Staff has requested that the Company explain the basis for its recognition of $59 million.

The Company recognizes ceding commission as income, except to the extent that the ceding commission represents recovery of acquisition costs related to unearned premium. The ceding commission is not only intended to allow the Company to recover a portion of its acquisition costs, but also such additional costs associated with the production and maintenance of insurance policies that are subject to the agreement. Because the ceding commission does not and is not intended to provide solely for recovery of acquisition costs, the ceding commission income recognized cannot be determined by multiplying ceded earned premium by 31%.   Paragraph 18b of SFAS 113 (Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts) states "Proceeds from reinsurance transactions that represent recovery of acquisition costs shall reduce applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized".  In 2007, the Company’s gross earned premium, inclusive of the premium in the amount of $110 million ceded to Maiden, totaled approximately $554 million.  The Company’s acquisition costs totaled approximately $74 million, or approximately 13% of gross earned premium.  In order to determine the portion of ceding commission revenue to be deferred pursuant to SFAS 113, the Company multiplied the unearned premium ceded to Maiden as of December 31, 2007 ($137 million – as described in Note 14 of the 2007 10-K located on page F-33) by 13%.  The resulting computation of approximately $18 million, represents the portion of the ceding commission revenue that the Company is required to defer.  The remaining balance of $59 million ($77 million less $18 million), therefore, was appropriately recognized as income.

Frank Wyman
Staff Accountant
March 3, 2009

The Company further notes that Maiden Quota Share is a three year agreement which will automatically extend for another three years unless one party to the agreement provides nine month notice. Maiden does not have the ability terminate this agreement on a “cut-off” basis, eliminating the possibility that Maiden could elect to return any unearned premium to the Company at the termination of the agreement. Therefore, there is no circumstance under which the Company would be required to unwind the ceding commission revenue received from Maiden.

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy of the disclosure in the filings; (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be responsive to the Staff’s comments.  Please contact the undersigned at (216) 328-6116, Barry D. Zyskind, Chief Executive Officer at (212) 220-7122 or Stephen Ungar, General Counsel at (646) 458-7913 if you require any further information.

Sincerely,

Ronald E. Pipoly, Jr.
Chief Financial Officer

c:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant